UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Toreador Resources Corporation
(Name of Issuer)

Common Stock, $0.15625 par value
(Title of Class of Securities)

891050106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,030,139 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,030,139 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,139 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,030,139 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,030,139 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,139 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON NANES BALKANY MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,030,139 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,030,139 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,139 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON JULIEN BALKANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,030,139 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,030,139 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,139 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON DARYL NANES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,030,139 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,030,139 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,139 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to Common Stock, par value $0.15625 per share (the “Shares”), of Toreador Resources Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 13760 Noel Road, Suite 1100, Dallas, Texas 75240.

Item 2.	Identity and Background.

(a)           This statement is filed by Nanes Balkany Partners I LP, a Delaware limited partnership (“Nanes Balkany Partners I”), Nanes Balkany Partners LLC, a Delaware limited liability company (“Nanes Balkany Partners”), Nanes Balkany Management LLC, a Delaware limited liability company (“Nanes Balkany Management”), Julien Balkany and Daryl Nanes. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.

Nanes Balkany Partners is the general partner of Nanes Balkany Partners I.  Nanes Balkany Management is the investment manager of Nanes Balkany Partners I.  The managing members of Nanes Balkany Partners and Nanes Balkany Management are Julien Balkany and Daryl Nanes. By virtue of their positions with Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes have the sole power to vote and dispose of the Issuer’s Shares owned by Nanes Balkany Partners I.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Reporting Persons is 400 Madison Avenue, Suite 12C, New York, New York 10017.

(c)           The principal business of Nanes Balkany Partners I is investing in securities. Nanes Balkany Partners I pursues primarily active investments in publicly traded oil and gas exploration and production companies that it believes are trading at a significant discount to their intrinsic values or where one or more potential catalysts exist that could materially unlock the inherent value of those companies. The principal business of Nanes Balkany Partners is acting as the general partner of Nanes Balkany Partners I.  The principal business of Nanes Balkany Management is acting as the investment manager of Nanes Balkany Partners I.  The principal occupation of Mr. Balkany is serving as a managing member of Nanes Balkany Partners and Nanes Balkany Management.  Concurrently, Mr. Balkany is a managing director of Nanes Delorme Capital Management LLC, a Delaware corporation (“Nanes Delorme Capital”), whose principal business is to provide financial advisory and broker-dealer services.  The principal occupation of Mr. Nanes is serving as the managing partner of Nanes Delorme Capital and as a managing member of Nanes Balkany Partners and Nanes Balkany Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 891050106

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Balkany is a citizen of France and Mr. Nanes is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,030,139 Shares owned in the aggregate by Nanes Balkany Partners I is approximately $8,422,239, including brokerage commissions and  $1,500,000 for the purchase of the Issuer’s 5% Convertible Senior Notes due October 1, 2025 (the “Convertible Notes”).  The Shares owned by Nanes Balkany Partners I were acquired with partnership funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  The Reporting Persons have engaged in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations, board composition and future plans of the Issuer and intend to continue to do so.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, business or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 891050106

On December 4, 2008, Nanes Balkany Partners I sent a letter to the Board of Directors of the Issuer describing a number of concerns it has with the Issuer’s performance. The letter included certain recommendations including, without limitation, that the Board of Directors of the Issuer should reduce the Company’slarge debt, reduce overhead expenses, initiate a share buyback program for at least two million Shares, and retain an investment bank to initiate an open bid process to sell certain assets of the Issuer. A copy of this letter is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 20,263,333 Shares outstanding, which is the total number of Shares reported to be outstanding as of November 7, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008.

As of the date hereof, Nanes Balkany Partners I beneficially owns 1,030,139 Shares, constituting approximately 5.1% of the Shares outstanding, consisting of 995,100 Shares and $1,500,000 of Convertible Notes which are immediately convertible into 35,039 Shares.  As the general partner of Nanes Balkany Partners I, Nanes Balkany Partners may be deemed to beneficially own the 1,030,139 Shares owned by Nanes Balkany Partners I, constituting approximately 5.1% of the Shares outstanding.  As the investment manager of Nanes Balkany Partners I, Nanes Balkany Management may be deemed to beneficially own the 1,030,139 Shares owned by Nanes Balkany Partners I, constituting approximately 5.1% of the Shares outstanding.  As the managing members of Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes may be deemed to beneficially own the 1,030,139 Shares owned by Nanes Balkany Partners I, constituting approximately 5.1% of the Shares outstanding.  Messrs. Balkany and Nanes have sole voting and dispositive power with respect to the 1,030,139 Shares owned by Nanes Balkany Partners I by virtue of their authority to vote and dispose of such Shares.  Nanes Balkany Partners, Nanes Balkany Management and Messrs. Balkany and Nanes disclaim beneficial ownership of the Shares held by Nanes Balkany Partners I, except to the extent of their pecuniary interest therein.

(b)           By virtue of their position with Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes have the sole power to vote and dispose of the Shares beneficially owned by Nanes Balkany Partners I reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 891050106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 4, 2008, Nanes Balkany Partners I, Nanes Balkany Partners, Nanes Balkany Management and Messrs. Balkany and Nanes entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1. Letter to the Board of Directors of Toreador Resources Corporation dated December 4, 2008.

99.2. Joint Filing Agreement by and among Nanes Balkany Partners I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany and Daryl Nanes, dated December 4, 2008.

CUSIP NO. 891050106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2008	NANES BALKANY PARTNERS I LP

	By:	Nanes Balkany Partners LLC
General Partner

	By:	/s/ Julien Balkany
	Name:	Julien Balkany
	Title:	Managing Member

NANES BALKANY PARTNERS LLC

	By:	/s/ Julien Balkany
	Name:	Julien Balkany
	Title:	Managing Member

NANES BALKANY MANAGEMENT LLC

	By:	/s/ Julien Balkany
	Name:	Julien Balkany
	Title:	Managing Member

/s/ Julien Balkany
Julien Balkany

/s/ Daryl Nanes
Daryl Nanes

CUSIP NO. 891050106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Sale

NANES BALKANY PARTNERS I LP

58,000	7.1878	10/06/2008
43,000	7.0772	10/07/2008
33,000	6.0344	10/08/2008
30,000	5.8396	10/09/2008
55,000	5.4550	10/10/2008
4,498	6.3724	10/13/2008
14,843	6.1735	10/14/2008
31,000	5.7990	10/15/2008
5,000	5.5584	10/16/2008
16,000	6.1756	10/24/2008
15,909	5.8411	10/27/2008
6,000	5.6042	10/28/2008
10,000	6.9724	10/30/2008
16,500	7.3078	10/31/2008
9,591	5.9159	11/07/2008
14,000	3.3558	11/21/2008
6,000	3.7565	11/24/2008
12,100	4.4233	11/28/2008
5,000	3.9164	12/02/2008

NANES BALKANY PARTNERS LLC
None

NANES BALKANY MANAGEMENT LLC
None

JULIEN BALKANY
None

DARYL NANES
None

CUSIP NO. 891050106

EXHIBIT INDEX

Exhibit

99.1. Letter to the Board of Directors of Toreador Resources Corporation dated December 4, 2008.

99.2. Joint Filing Agreement by and among Nanes Balkany Partners I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany and Daryl Nanes, dated December 4, 2008.